FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), First quarter, year ending March 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 4, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Connecting Markets East & West Consolidated Results of Operations First quarter, year ending March 2024 (US GAAP) Nomura Holdings, Inc. August 2023 © Nomura

Outline Presentation Financial Supplement Executive summary (p. 2) Consolidated balance sheet (p. 16) Overview of results (p. 3) Value at risk (p. 17) Business segment results (p. 4) Consolidated financial highlights (p. 18) Retail (p. 5-7) Consolidated income (p. 19) Investment Management (p. 8-9) Main revenue items (p. 20) Wholesale (p. 10-12) Consolidated results: Income (loss) before income taxes by segment and region (p. 21) Non-interest expenses (p. 13) Robust financial position (p. 14) Segment “Other” (p. 22)Retail related data (p. 23-26) Investment Management related data (p. 27-28) Wholesale related data (p. 29) Number of employees (p. 30)

Executive summary

NOMURA

FY2023/24 1Q highlights

- **Net revenue: Y348.9bn (+7% QoQ); Income before income taxes: Y46.3bn (+104% QoQ); Net income[1]: Y23.3bn (3.2x QoQ); EPS[2]: Y7.40; ROE[3]: 2.9%**
- **Three segment income before income taxes of Y28.7bn (+140% QoQ): Rebound in Retail earnings**
  - Retail
    - ✓ We finished reorganizing our teams to better understand client needs and provided detailed consulting services, resulting in stronger sales across all products and services and revenue growth
    - ✓ Recurring revenue assets reached record high of Y20.3trn
  - Investment Management
    - ✓ Business revenue increased by 13% QoQ as strong inflows of Y1.7trn combined with market factors to lift AuM to a record high of Y76.1trn
    - ✓ Investment gain/loss worsened QoQ due to unrealized loss related to investment in American Century Investments
  - Wholesale
    - ✓ Performance rebounded QoQ
    - ✓ Global Markets had a strong quarter in Japan-related businesses, but internationally market participants remained on the sidelines due to uncertainty in macro environment
    - ✓ Investment Banking booked stronger revenues in EMEA and Americas Advisory businesses while revenues from Financing, Solutions, etc. remained roughly unchanged QoQ
- **Segment Other income before income taxes of Y21.9bn (+40% QoQ)**

Income (loss) before income taxes and net income (loss)[1]



Groupwide
(billions of yen)
Income (loss) before income taxes
Net income (loss)
11.7
1.7
31.5
16.8
83.6
66.9
22.7
7.4
46.3
23.3
FY2022/23
FY23/24
1Q
2Q
3Q
4Q
1Q



Three segment income (loss) before income taxes
Wholesale
Investment Management
Retail
18.5
31.2
44.7
11.9
28.7
FY2022/23
FY23/24
1Q
2Q
3Q
4Q
1Q

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

2

Overview of results Highlights (billions of yen, excluding EPS and ROE) FY2022/23 FY2023/24 1Q 2Q 3Q 4Q 1Q QoQ YoY Net revenue 299.0 318.0 393.7 324.9 348.9 7% 17% Non-interest expenses 287.3 286.5 310.1 302.2 302.6 0.1% 5% Income (loss) before income 11.7 31.5 83.6 22.7 46.3 104% 3.9x taxes Net income (loss)1 1.7 16.8 66.9 7.4 23.3 3.2x 13.8x EPS2 Y0.52 Y5.41 Y21.51 Y2.34 Y7.40 3.2x 14.2x ROE3 0.2% 2.2% 8.5% 0.9% 2.9% 1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

Business segment results Net revenue and income (loss) before income taxes (billions of yen) FY2022/23 FY2023/24 1Q 2Q 3Q 4Q 1Q QoQ YoY Net revenue Retail 71.4 72.5 81.0 75.3 92.1 22% 29% Investment Management 7.6 26.2 57.0 37.8 26.5 -30% 3.5x Wholesale 199.0 205.5 189.1 178.8 190.9 7% -4% Subtotal 278.0 304.2 327.0 292.0 309.4 6% 11% Other* 23.9 15.6 87.3 37.9 43.8 16% 83% Unrealized gain (loss) on investments in -2.8 -1.8 -20.7 -4.9 -4.3 —equity securities held for operating purpose Net revenue 299.0 318.0 393.7 324.9 348.9 7% 17% Retail 4.9 5.5 13.3 9.8 22.9 133% 4.7x Income (loss) Investment Management -11.7 5.6 33.3 16.4 3.6 -78% -before income taxes Wholesale 25.3 20.2 -1.9 -14.2 2.1—-92% Subtotal 18.5 31.2 44.7 11.9 28.7 140% 55% Other* -3.9 2.1 59.5 15.7 21.9 40% -Unrealized gain (loss) on investments in -2.8 -1.8 -20.7 -4.9 -4.3 —equity securities held for operating purpose Income (loss) before income taxes 11.7 31.5 83.6 22.7 46.3 104% 3.9x *Additional information on “Other” (FY2023/24 1Q) ® Gain related to economic hedging (Y3.4bn) ® Loss on changes to own and counterparty credit spread relating to Derivatives (Y3.1bn) 4

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)	FY2022/23				FY23/24	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	71.4	72.5	81.0	75.3	**92.1**	22%	29%
Non-interest expenses	66.5	67.0	67.8	65.5	**69.1**	6%	4%
Income before income taxes	4.9	5.5	13.3	9.8	**22.9**	133%	4.7x

Breakdown of net revenue

(billions of yen)



100.0
80.0
60.0
40.0
20.0
0.0
Flow revenue, etc.
Recurring revenue

	FY2022/23				FY23/24	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Recurring revenue[1]	32.3	34.7	34.0	33.5	34.2	2%	6%
Flow revenue, etc.[2]	39.1	37.8	47.1	41.8	57.8	38%	48%
Net revenue	71.4	72.5	81.0	75.3	92.1	22%	29%

Key points

- Net revenue: Y92.1bn (+22% QoQ; +29% YoY)
- Income before income taxes: Y22.9bn (+133% QoQ; 4.7x YoY)
- We finished reorganizing our teams to better understand client needs and provided detailed consulting services, resulting in stronger sales across all products and services and revenue growth
- Although bonus provisions increased in line with performance, we were able to contain non-personnel expenses and our recurring revenue cost coverage ratio remained at 50%

  Recurring revenue
  - Recurring revenue increased 2% QoQ; Investment trust AuM continue to grow, lifting recurring revenue assets to a record Y20.3trn

  Flow revenue, etc.
  - Flow revenue grew 38% QoQ as Japan stock market rally drove strong growth in stock trading and sales of investment trusts
  - Flow business client numbers grew by over 10% YoY as reassignment of Sales Partners allowed access to greater range of clients

- Growth of client assets

	FY2022/23 4Q	FY2023/24 1Q
- Investment trust net inflows[3]	+Y36.6bn	+Y6.6bn
- Discretionary investment net inflows[3]	-Y12.1bn	-Y12.8bn
- Net inflows of cash and securities[4]	+Y200.3bn	+Y214bn
- Recurring revenue cost coverage ratio[5]	51%	50%

1. Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). Revised figures from before FY2022/23 4Q.
2. Revenue from transactions (brokerage revenue, consulting-related revenue), interest income, etc. other than from loans. 3. Retail channels and Japan Wealth Management Group.
4. Cash and securities inflows minus outflows, excluding regional financial institutions. 5. Recurring revenue divided by non-interest expenses. Revised figures for FY2022/23 4Q.

5

Retail: Stronger sales across all products and services

NOMURA

Total sales



Discretionary investments, Insurance products
Investment trusts
Bonds
Stocks
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
0.0

(billions of yen)	FY2022/23				FY2023/24
	1Q	2Q	3Q	4Q	1Q
Stocks	2,047.9	2,228.8	2,383.5	2,669.6	**2,788.5**
Bonds	1,987.4	1,811.8	1,835.6	1,187.0	**1,746.0**
Investment trusts	411.1	345.6	430.8	382.1	**597.4**
Discretionary investments	170.6	140.3	136.8	82.8	**101.1**
Insurance products	61.5	76.2	133.6	87.2	**120.9**
Total sales	4,678.5	4,602.7	4,920.2	4,408.7	**5,353.9**

Total sales increased 21% QoQ

- Stocks: +4% QoQ
  - Groupwide efforts started last year to promote Japanese equities led to marked growth in sales of Japanese secondary stocks
  - Primary stock subscriptions[1] declined from last quarter which included a large offering (Y47.5bn; -87% QoQ)
- Bonds: +47% QoQ
  - Sales to corporates looking for short-term fund management increased
- Investment trusts: +56% QoQ
  - Sales of investment trusts increased significantly as market sentiment improved and investor risk aversion eased
  - Proposals aligned to client needs resulted in inflows into newly launched Japan stock and global stock funds
- Discretionary investments: +22% QoQ
  - SMA and Fund Wrap contracts increased QoQ
- Insurance products: +39% QoQ
  - With US rates remaining elevated, sales of insurance products increased on demand for retirement funding and estate planning

Top selling investment trusts (Apr – Jun 2023)

1. SPARX Enterprise Value Creation Japan Equity Fund
2. GS World Shift Equity Fund
3. T. Rowe Price US Smaller Companies Equity Fund

1. Retail channels, Japan Wealth Management Group, Net & Call, Hotto Direct.

6

NOMURA

Retail: KPI summary

Net inflows of recurring revenue assets[1]

(billions of yen)

- Net outflows due to some corporate clients selling privately placed investment trusts, but excluding that we booked net inflows of Y10bn


Retail total
Excluding Corporate section
250.0
150.0
50.0
-50.0
-150.0
132.8
200.5
127.9
98.8
7.6
187.7
65.4
72.3
-71.4
10.0
FY2022/23
FY2023/24
1Q
2Q
3Q
4Q
1Q

Recurring revenue assets and recurring revenue[2]

(trillions of yen) (billions of yen)


Recurring revenue assets
Recurring revenue (rhs)
20.0
15.0
10.0
35.0
30.0
25.0
20.0
32.3
34.7
34.0
33.5
34.2
18.5
18.3
18.1
18.7
20.3
FY2022/23
FY2023/24
Jun/1Q
Sep/2Q
Dec/3Q
Mar/4Q
Jun/1Q

Flow business clients

(thousands)

- Improved market sentiment and benefits from reassigning Sales Partners to align to client needs led to higher number of flow business clients YoY


1,600
1,400
1,200
1,000
800
600
400
896
809
1,075
1,268
1,446
FY2022/23
FY2023/24
Jun
Sep
Dec
Mar

Services for salaried employees

- Growing ahead of target due mainly to ESOP

(thousands)


3,600
3,500
3,400
3,300
3,200
3,100
3,000
3,415
3,446
3,465
3,489
3,555
FY2022/23
FY2023/24
Jun
Sep
Dec
Mar
Jun

1. Total excludes investment trust distributions, and investment trust net inflows in level fee accounts.
2. Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). Revised figures from before FY2022/23 4Q.

7

NOMURA

Investment Management

Net revenue and income (loss) before income taxes

(billions of yen)	FY2022/23				FY23/24	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	7.6	26.2	57.0	37.8	**26.5**	-30%	3.5x
Non-interest expenses	19.3	20.6	23.7	21.5	**22.9**	7%	19%
Income (loss) before income taxes	-11.7	5.6	33.3	16.4	**3.6**	-78%	-

Breakdown of net revenue

(billions of yen)


60.0
40.0
20.0
0.0
-20.0
-40.0
Investment gain/loss
Business revenue

	FY2022/23				FY23/24	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Business revenue[1]	30.7	29.9	31.4	28.7	**32.5**	13%	6%
Investment gain/loss[2]	-23.1	-3.7	25.6	9.1	**-6.0**	-	-
Net revenue	7.6	26.2	57.0	37.8	**26.5**	-30%	3.5x

Key points

- Net revenue: Y26.5bn (-30% QoQ; 3.5x YoY)
- Income before income taxes: Y3.6bn (-78% QoQ)
  - Business revenue, which is a stable revenue, increased 13% QoQ
    - Inflows of Y1.7trn highest in 31 quarters[3]; AuM at record high of Y76.1trn lifted partly by market factors
  - Investment gain/loss worsened due to mark down in valuation related to investment in American Century Investments (ACI)

Business revenue

- Net revenue: Y32.5bn (+13% QoQ; +6% YoY)
  - Asset management business continued to grow as we won new investment advisory mandates in Japan and internationally and ETFs booked inflows
  - Nomura Babcock & Brown aircraft lease business performance improved

Investment gain/loss

- Net revenue: -Y6bn
  - Booked unrealized gain on Nomura Capital Partners portfolio company, while investment in ACI booked unrealized loss

1. *Includes revenues from asset management business (excl. ACI-related gain/loss), Nomura Babcock & Brown aircraft leasing-related revenues and general partner management fees gained from private equity and other investment businesses, but excludes investment gains/losses.*
2. *Comprised of returns from investments (changes in fair valuation, funding costs, management fees, dividends, etc.) including ACI-related gain/loss, private equity/credit and other investment businesses gain/loss, and Mebuki Financial Group investment gain/loss.*
3. *Data prior to April 2022 refer to the former Asset Management Division before the establishment of the Investment Management Division.*

8

Investment Management: Inflows lifted AuM to record high

Assets under management (net)[1]


(trillions of yen)
Investment advisory and international businesses, etc.
Investment trust business
80.0
60.0
40.0
20.0
0.0
65.6
18.1
47.5
64.8
18.1
46.7
64.7
17.7
47.0
67.3
18.3
49.0
76.1
21.1
55.0
FY2022/23
FY2023/24
Jun
Sep
Dec
Mar
Jun

AuM at record high of Y76.1trn

- **Investment trust business**
  - Inflows into Japan stock related ETFs (Y40bn); Profit taking led to inflows of idle funds and an increase in MRF AuM of Y730bn
  - Main investment trusts[3] reported outflows of Y120bn
    - Inflows into US and Japan stock funds, but outflows from a Japan stock fund with early redemptions planned due to rise in net asset value and foreign bond funds
- **Investment advisory and international businesses, etc.**
  - Japan reported strong inflows into yen-denominated bonds and global stock funds
  - International business saw a jump in AuM driven by high-yield bond funds

Net inflows[2]


(billions of yen)
Investment advisory and international businesses, etc.
Investment trust business
2,000
1,500
1,000
500
0
-500
-1,000
478
-928
-450
226
-137
89
57
-100
-44
-358
-134
-492
1,713
1,064
649
FY2022/23
FY2023/24
1Q
2Q
3Q
4Q
1Q

Alternative AuM growth driven by net inflows and weak yen[4]


(billions of yen)
2,000
1,500
1,000
500
0
1,103
1,209
1,148
1,263
1,544
FY2022/23
FY2023/24
Jun
Sep
Dec
Mar
Jun

1. *Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura SPARX Investment, Nomura Mezzanine Partners, Nomura Capital Partners, Nomura Research & Advisory, and Nomura Real Asset Investment 2. Based on assets under management (net). 3. Excluding ETFs and MRFs, etc.. 4. Total of Nomura Asset Management alternative AuM and third party investments related to Nomura SPARX Investment, Nomura Mezzanine Partners, Nomura Capital Partners, Nomura Research & Advisory, and Nomura Real Asset Investment.*

9

Wholesale

Wholesale

Net revenue and income (loss) before income taxes[2]

(billions of yen)

	FY2022/23				FY23/24	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	199.0	205.5	189.1	178.8	**190.9**	7%	-4%
Non-interest expenses	173.7	185.3	190.9	193.1	**188.7**	-2%	9%
Income (loss) before income taxes	25.3	20.2	-1.9	-14.2	**2.1**	-	-92%
CIR	*87%*	*90%*	*101%*	*108%*	***99%***		
Revenue/modified RWA[1]	*7.3%*	*7.1%*	*5.9%*	*5.8%*	***6.2%***		

Key points

- Net revenue: Y190.9bn (+7% QoQ; -4% YoY)
- Income before income taxes: Y2.1bn (-92% YoY)
- Overall performance improved QoQ
  - Global Markets saw a slowdown in FX/EM and Securitized Products as internationally market participants remained on the sidelines due to macro uncertainty, but Credit had a strong quarter globally and Japan Equities booked significantly higher revenues on inflows from overseas
  - Investment Banking reported stronger revenues in EMEA and Americas Advisory, while the Financing, Solutions, etc. businesses revenues remained roughly unchanged QoQ

Net revenue by business line

(billions of yen)


200.0
100.0
0.0
Investment Banking
Global Markets

	FY2022/23				FY23/24	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Global Markets	175.3	177.5	154.3	149.3	**160.4**	7%	-9%
Investment Banking	23.7	28.0	34.8	29.6	**30.5**	3%	29%
Net revenue	199.0	205.5	189.1	178.8	**190.9**	7%	-4%

Net revenue by region

(billions of yen)


200.0
150.0
100.0
50.0
0.0
71.8
36.1
40.2
51.0
65.1
39.0
50.4
51.0
61.5
44.2
34.5
48.9
57.7
27.9
32.4
60.9
64.2
30.3
27.2
69.2
Americas
EMEA
AEJ
Japan
FY2022/23
FY2023/24
1Q
2Q
3Q
4Q
1Q

1. *Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target.*
2. *As the recoverable amount for part of the claim related to the loss arising from transactions with a US client can now be reasonably estimated, gains of Y11.1bn (Y9.1bn trading revenue, Y1.9bn loan-loss provision reversal) were booked in FY2022/23 3Q.*

10

Wholesale: Global Markets

Net revenue

(billions of yen)



200.0
150.0
100.0
50.0
0.0
FI: Others[1]
FI: Macro Products[2]
FI: Spread Products[3]
EQ: Others[4]
EQ: Equity Products[5]
EQ: Execution Services[6]

	FY2022/23				FY23/24	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Fixed Income (FI)	112.6	115.6	86.7	87.5	**97.4**	11%	-14%
Equities (EQ)	62.6	61.9	67.5	61.8	**63.0**	2%	1%
Global Markets	175.3	177.5	154.3	149.3	**160.4**	7%	-9%

Key points

- Net revenue: Y160.4bn (+7% QoQ; -9% YoY)
  - Despite ongoing macro uncertainties, Fixed Income revenues increased 11% driven by growth in the Credit business globally, improved performance in Rates in the Americas
  - Equities revenues gained 2% QoQ as international inflows into Japanese stocks remained strong amid overall muted client activity in International regions

Fixed Income

- Net revenue: Y97.4bn (+11% QoQ; -14% YoY)
  - Macro Products: Americas Rates revenues increased as activity picked up towards quarter end while Japan Rates remained strong; FX/EM slowed in AEJ due to lower volatility and client activity partially offset by growth in EMEA and Japan
  - Spread Products: Securitized Products investors remained on the sidelines due to macro uncertainty; In Credit, Japan revenues increased substantially on strong demand for foreign bonds given the interest rate differential between Japan and overseas markets, while International regions increased on the back of good client activity and credit spread tightening

Equities

- Net revenue: Y63bn (+2% QoQ; +1% YoY)
  - Equity Products: As interest in Japanese equities grows, we captured increased client flows and booked stronger revenues in Derivatives, particularly in Japan, while Americas revenues remained steady
  - Execution Services: Market rally boosted Japan revenues, while Americas revenues slowed on the back of lower market volumes

1. International Wealth Management, businesses run together with Investment Banking, and other revenue not attributed to a particular desk. 2. Rates, FX/EM. 3. Credit, Securitized Products.
4. Businesses run together with Investment Banking, includes gain and losses related to transactions with a US client (trading loss of Y9.1bn was booked in FY2022/23 3Q), Other gains and losses not attributable to individual desk.
5. Cash and derivatives trading and Prime Services. 6. Equities execution business.

11

Wholesale: Investment Banking

NOMURA

Sustainability-related
Cross-border

Net revenue

(billions of yen)



40.0
20.0
0.0
Financing, Solutions, etc.
Advisory

FY2022/23				FY23/24	QoQ	YoY
1Q	2Q	3Q	4Q	1Q		
23.7	28.0	34.8	29.6	**30.5**	3%	29%

Key points

- Net revenue: Y30.5bn (+3% QoQ; +29% YoY)
  - Advisory revenues increased QoQ amid a general decline in M&A fee pools, driven by contributions from completed M&A deals in EMEA
  - Financing, Solutions, etc. revenues flat QoQ as ECM and DCM both slowed while revenues were supported by Solutions and ALF

Advisory
- Japan and AEJ slowed QoQ, while EMEA and Americas revenues increased; Supported multiple transactions in focus sectors and areas (consumer & retail, healthcare and sustainability), contributing to quarterly revenues

Financing, Solutions, etc.[1]
- ECM: Executed multiple deals such as CB issuances, maintaining leading position in Japan ECM and IPO league tables[2]
- DCM: Supported issuances of ESG/SDG bonds in Japan and overseas

Business improving in each region, won multiple high-profile mandates

Advisory/ Multi-product

- Global collaboration to execute sustainability deals

Pattern Energy Group (US) sale of Green Power Investment stock to JERA, NTT Anode Energy (Y300bn)	Kenedix Office Investment merger with **Kenedix Retail REIT**, Kenedix Residential NEXT (Total Y652.7bn)	**Macquarie Group (AUS)** acquisition of Coastal Waste & Recycling (US), and Private debt solution (Undisclosed / $430m)
Antin Infrastructure Partners (France) tender offer to acquire Opdenergy (Spain) (€1.4bn)	**Seqens (France)** sale of PCAS Canada (Canada) to DIC (CAD131m)	Sundaram Clayton (India) sale of **TVS Credit Services (India)** to Premji Invest (India) (INR4.8bn)

Financing

- Japan ECM steadily executing deals, EMEA and Americas ALF showing signs of improving

Tokyu Euroyen CB (Y61.5bn)	**Novarese** IPO (Y7.5bn)	**agilon health (US)** PO ($1.9bn)
Hub International (US) Refinance ($6.9bn)	Financing of **Engineering Ingegneria Informatica (Italia)** acquisition of Be Shaping the Future (Italia) (€385m)	**Toyota Motor** Sustainability bonds (Y100bn)
Softbank Group Retail subordinated bonds (Y222bn)	**Credit Agricole (France)** Samurai bonds (Y157.8bn)	**Societe Nationale SNCF (France)** Green bonds (€1.3bn)

1. ECM, DCM, ALF, businesses run together with Global Markets, other revenue not attributed to a particular product.
2. Source: Refinitiv, Jan – Jun 2023

12

Non-interest expenses Full year Quarter Key points (billions of yen) (billions of yen)® Non-interest expenses: Y302.6bn 1,500 400 (+0.1% QoQ) Other 1,137.3 1,186.1 Yen depreciation continued but groupwide 310.1 302.2 302.6 expenses remained flat QoQ 287.3 286.5 Business development expenses 1,000 – Compensation and benefits (+2% QoQ) Occupancy and related Slight    ïƒ¼ increase QoQ due to yen depreciation 200 Information processing and depreciation and base pay hikes in international business communications 500 Commissions and floor brokerage – Commissions and floor brokerage    (+4% QoQ) Compensation and benefits ïƒ¼ Increase due to higher trading volumes 0 0 FY2021/ FY2022/ FY2022/23 FY2023/24 – Other expenses (-7% QoQ) QoQ 22 23 1Q 2Q 3Q 4Q 1Qïƒ¼ Expenses related to professional fees Compensation and declined QoQ 529.5 605.8 143.1 150.9 156.3 155.6 158.7 2.0% benefits Commissions and floor 105.2 119.2 28.5 28.2 32.3 30.3 31.4 3.5% brokerage Information processing 184.3 209.5 49.7 52.1 54.0 53.7 52.8 -1.6% and communications Occupancy and related 69.7 66.9 16.4 16.6 17.2 16.7 16.6 -0.4% depreciation Business development 15.6 22.6 4.7 5.4 6.3 6.3 6.1 -2.1% expenses Other 232.9 162.0 45.0 33.3 44.0 39.8 37.0 -7.0% Total 1,137.3 1,186.1 287.3 286.5 310.1 302.2 302.6 0.1% 13

Robust financial position

NOMURA

Balance sheet related indicators and capital ratios

	Mar 2023	Jun 2023
■ Total assets	Y47.8trn	Y52.5trn
■ Shareholders' equity	Y3.1trn	Y3.3trn
■ Gross leverage	15.2x	16.1x
Net leverage[1]	9.4x	10.2x
■ Level 3 assets[2] (net)	Y0.9trn	Y0.9trn
■ Liquidity portfolio	Y7.6trn	Y7.7trn

(billions of yen)

Basel 3 basis	Mar 2023	Jun 2023[2]
Tier 1 capital	3,204	3,344
Tier 2 capital	0.4	0.4
Total capital	3,204	3,345
RWA	17,324	17,895
Tier 1 capital ratio	18.4%	18.6%
CET 1 capital ratio[3]	16.3%	16.5%
Consolidated capital adequacy ratio	18.4%	18.6%
Consolidated leverage ratio[4]	5.63%	5.41%
HQLA[5]	Y6.5trn	Y6.5trn
LCR[5]	203.8%	207.1%
TLAC ratio (RWA basis)	31.7%	32.6%
TLAC ratio (Total exposure basis)	10.6%	10.3%

RWA and CET 1 capital ratio[3]


(trillions of yen)
RWA (Basel 3) (lhs)
CET 1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
16.7%
16.9%
16.0%
16.3%
16.5%
20.0%
15.0%
10.0%
5.0%
0.0%
FY2022/23
FY2023/24
Jun
Sep
Dec
Mar
Jun

Changes in RWA[2]


(trillions of yen)
20.00
15.00
10.00
5.00
0.00
17.32
2.67
6.27
8.39
+0.50
Credit risk
+0.07
Market risk
17.89
2.67
6.34
8.89
Operational risk
Market risk
Credit risk
Mar 2023
Jun 2023

1. Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.
2. June 2023 is preliminary.
3. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.
4. Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).
5. Daily average for each quarter.

14

Financial Supplement

Consolidated balance sheet Consolidated balance sheet (billions of yen) Mar 31, Jun 30, Increase Mar 31, Jun 30, Increase 2023 2023 (Decrease) 2023 2023 (Decrease) Assets Liabilities Total cash and cash deposits 4,521 4,760 238 Short-term borrowings 1,009 827 -181 Total payables and deposits 5,297 6,104 807 Total loans and receivables 5,207 5,594 386 Total collateralized financing 16,109 18,362 2,253 Trading liabilities 10,558 11,751 1,193 Total collateralized agreements 18,117 19,145 1,028 Other liabilities 1,176 1,130 -45 Long-term borrowings 10,399 10,973 574 Total trading assets and private 1 17,609 20,630 3,021 Total liabilities 44,548 49,147 4,600 equity and debt investments Total other assets1 2,317 2,365 48 Equity Total NHI shareholders’ equity 3,149 3,265 117 Noncontrolling interest 76 80 5 Total assets 47,772 52,493 4,721 Total liabilities and equity 47,772 52,493 4,721 16 1. Including securities pledged as collateral.

Value at risk1 ® Definition® From April 1, 2023, to June 30, 2023 (billions of yen) 95% confidence level Maximum: 6.3 1-day time horizon for outstanding portfolio Minimum: 4.6 Inter-product price fluctuations considered Average: 5.4 (billions of yen) FY2021/22 FY2022/23 FY2022/23 FY2023/24 Mar Mar Jun Sep Dec Mar Jun Equity 1.4 3.3 1.7 2.4 3.5 3.3 3.2 Interest rate 2.3 4.7 4.8 3.7 4.0 4.7 4.6 Foreign exchange 0.9 1.4 1.8 1.6 1.8 1.4 2.3 Sub-total 4.6 9.4 8.4 7.7 9.3 9.4 10.1 Diversification benefit -1.9 -3.2 -3.4 -2.8 -3.7 -3.2 -3.9 VaR 2.7 6.2 5.0 4.9 5.6 6.2 6.2 1. From FY2021/22 4Q, VaR confidence level changed from 99% to 95%. 17

Consolidated financial highlights Full year Quarter (billions of yen) 200 8% 200 Net income (loss) 143.0 attributable to 150 5.1% 6% Nomura Holdings, Inc. (“NHI”) shareholders 92.8 3.8% 100 4% 100 3.1% 3.1% ROE (%) 66.9 2.9% 50 2% 1.2% 23.3 0.2% 16.8 1.7 7.4 0 0% 0 0% FY2022/23 FY2023/24 FY2021/22 FY2022/23 1Q 2Q 3Q 4Q 1Q Net revenue 1,363.9 1,335.6 299.0 318.0 393.7 324.9 348.9 Income (loss) before income taxes 226.6 149.5 11.7 31.5 83.6 22.7 46.3 Net income (loss) attributable to Nomura 143.0 92.8 1.7 16.8 66.9 7.4 23.3 Holdings, Inc. (“NHI”) shareholders Total NHI shareholders’ equity 2,914.6 3,148.6 3,055.5 3,163.0 3,138.8 3,148.6 3,265.4 ROE (%)1 5.1% 3.1% 0.2% 1.2% 3.8% 3.1% 2.9% Basic-Net income (loss) attributable to NHI 46.68 30.86 0.56 5.59 22.30 2.46 7.71 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI 45.23 29.74 0.52 5.41 21.51 2.34 7.40 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 965.80 1,048.24 1,017.18 1,053.91 1,045.65 1,048.24 1,071.38 18 1. Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income Full year Quarter (billions of yen) FY2022/23 FY2023/24 FY2021/22 FY2022/23 1Q 2Q 3Q 4Q 1Q Revenue Commissions 332.3 279.9 70.4 68.2 77.5 63.8 82.8 Fees from investment banking 149.6 113.2 27.3 24.2 33.8 28.0 31.1 Asset management and portfolio service fees 270.0 271.7 68.3 69.0 67.0 67.4 71.8 Net gain on trading 368.8 563.3 141.9 160.9 142.1 118.3 115.6 Gain (loss) on private equity and debt investments 30.8 14.5 -4.5 5.7 8.1 5.3 6.9 Interest and dividends 284.2 1,114.7 109.0 196.9 373.3 435.5 549.7 Gain (loss) on investments in equity securities 5.4 -1.4 -1.7 -1.5 0.6 1.2 4.8 Other 152.8 130.9 -0.7 10.5 69.8 51.4 30.8 Total revenue 1,594.0 2,486.7 410.0 533.9 772.2 770.7 893.4 Interest expense 230.1 1,151.1 110.9 215.9 378.6 445.7 544.4 Net revenue 1,363.9 1,335.6 299.0 318.0 393.7 324.9 348.9 Non-interest expenses 1,137.3 1,186.1 287.3 286.5 310.1 302.2 302.6 Income (loss) before income taxes 226.6 149.5 11.7 31.5 83.6 22.7 46.3 Net income (loss) attributable to NHI shareholders 143.0 92.8 1.7 16.8 66.9 7.4 23.3 19

Main revenue items Full year Quarter (billions of yen) FY2022/23 FY2023/24 FY2021/22 FY2022/23 1Q 2Q 3Q 4Q 1Q Stock brokerage commissions 236.4 190.8 48.4 48.5 52.6 41.3 55.2 Commissions Other brokerage commissions 18.0 17.9 4.8 4.7 4.3 4.0 4.0 Commissions for distribution of investment trusts 43.7 30.3 7.5 6.4 8.3 8.0 13.4 Other 34.3 41.0 9.7 8.6 12.2 10.4 10.1 Total 332.3 279.9 70.4 68.2 77.5 63.8 82.8 Equity underwriting and distribution 33.1 18.9 3.7 1.6 8.1 5.4 4.5 Fees from Bond underwriting and distribution 29.8 21.1 6.7 4.5 4.5 5.4 5.3 investment banking M&A / Financial advisory fees 64.2 53.9 14.0 14.3 14.3 11.3 13.6 Other 22.4 19.3 2.8 3.8 6.9 5.7 7.6 Total 149.6 113.2 27.3 24.2 33.8 28.0 31.1 Asset management fees 171.1 171.3 43.7 43.2 41.8 42.6 45.2 Asset management Administration fees 79.6 76.2 19.0 19.6 19.0 18.6 20.0 and portfolio service fees Custodial fees 19.4 24.2 5.6 6.2 6.2 6.2 6.6 Total 270.0 271.7 68.3 69.0 67.0 67.4 71.8 20

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year		Quarter				
	FY2021/22	FY2022/23	FY2022/23				FY2023/24
			1Q	2Q	3Q	4Q	1Q
Retail	59.2	33.5	4.9	5.5	13.3	9.8	**22.9**
Investment Management	71.5	43.5	-11.7	5.6	33.3	16.4	**3.6**
Wholesale	74.5	29.4	25.3	20.2	-1.9	-14.2	**2.1**
Three business segments total	205.2	106.4	18.5	31.2	44.7	11.9	**28.7**
Other	15.8	73.4	-3.9	2.1	59.5	15.7	**21.9**
Segments total	221.0	179.7	14.6	33.3	104.3	27.6	**50.6**
Unrealized gain (loss) on investments in equity securities held for operating purposes	5.6	-30.3	-2.8	-1.8	-20.7	-4.9	**-4.3**
Income (loss) before income taxes	226.6	149.5	11.7	31.5	83.6	22.7	**46.3**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)	Full year		Quarter				
	FY2021/22	FY2022/23	FY2022/23				FY2023/24
			1Q	2Q	3Q	4Q	1Q
Americas	-41.0	-51.7	-21.6	-21.4	7.9	-16.6	**-19.9**
Europe	-21.8	9.2	-1.9	6.4	8.3	-3.6	**-5.9**
Asia and Oceania	28.6	31.0	8.3	15.6	-1.7	8.7	**1.9**
Subtotal	-34.1	-11.5	-15.2	0.6	14.6	-11.5	**-23.9**
Japan	260.8	161.0	26.9	30.9	69.0	34.2	**70.3**
Income (loss) before income taxes	226.6	149.5	11.7	31.5	83.6	22.7	**46.3**

1. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended June 30, 2023). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

21

Segment “Other” Income (loss) before income taxes Full year Quarter (billions of yen) 90 73.4 60 59.5 30 15.8 21.9 15.7 2.1 0 -3. 19 2 3 4 5 -30 FY2022/23 FY2023/24 FY2021/22 FY2022/23 1Q 2Q 3Q 4Q 1Q Net gain (loss) related to economic -9.9 -4.8 -9.8 0.1 -1.5 6.3 3.4 hedging transactions Realized gain (loss) on investments in equity 1.4 28.4 0.2 0.1 21.9 6.2 8.2 securities held for operating purposes Equity in earnings of affiliates 36.8 47.7 17.0 9.1 8.9 12.7 13.7 Corporate items -91.1 -12.6 -6.0 4.5 -3.3 -7.8 1.9 Others 78.6 14.7 -5.3 -11.7 33.5 -1.8 -5.3 Income (loss) before income taxes 15.8 73.4 -3.9 2.1 59.5 15.7 21.9 22

NOMURA

Retail related data (1)

(billions of yen)

	Full year		Quarter						
	FY2021/22	FY2022/23	FY2022/23				FY2023/24	QoQ	YoY
			1Q	2Q	3Q	4Q	1Q		
Commissions	138.5	112.5	26.0	26.2	31.2	29.1	**41.3**	**41.9%**	**58.9%**
Of which, stock brokerage commission	67.4	50.9	11.8	12.2	13.4	13.4	**19.1**	**42.3%**	**62.1%**
Of which, commissions for distribution of investment trusts	43.5	30.2	7.5	6.4	8.3	8.0	**13.4**	**67.2%**	**78.2%**
Sales credit	44.0	44.2	10.4	10.9	12.2	10.6	**12.8**	**20.2%**	**22.3%**
Fees from investment banking and other	19.0	16.2	3.5	3.2	5.2	4.2	**3.8**	**-10.2%**	**10.4%**
Investment trust administration fees and other	109.3	108.1	26.8	27.6	27.1	26.6	**28.4**	**6.9%**	**5.9%**
Net interest revenue	17.2	19.3	4.7	4.5	5.3	4.8	**5.8**	**20.8%**	**23.6%**
Net revenue	328.0	300.2	71.4	72.5	81.0	75.3	**92.1**	**22.2%**	**28.9%**
Non-interest expenses	268.7	266.7	66.5	67.0	67.8	65.5	**69.1**	**5.5%**	**4.0%**
Income before income taxes	59.2	33.5	4.9	5.5	13.3	9.8	**22.9**	**133.4%**	**4.7x**
Domestic distribution volume of investment trusts[1]	2,197.0	2,111.0	506.3	479.6	647.1	478.0	**726.7**	**52.0%**	**43.5%**
Stock investment trusts	1,931.5	1,560.3	374.8	351.0	438.3	396.2	**607.9**	**53.4%**	**62.2%**
Foreign investment trusts	265.5	550.7	131.5	128.6	208.8	81.8	**118.8**	**45.3%**	**-9.6%**
Other									
Sales of JGBs for individual investors (transaction base)	618.6	526.2	167.7	93.7	111.4	153.4	**103.1**	**-32.8%**	**-38.5%**
Retail foreign currency bond sales	643.0	949.6	160.8	279.6	239.5	269.7	**234.1**	**-13.2%**	**45.6%**

1. *Including former Net & Call.*

23

Retail related data (2) Retail client assets (trillions of yen) Other 140 133.3 122.2 122.1 122.2 119.4 117.7 117.5 Foreign investment 120 trusts 100 Bond investment trusts 80 Stock investment trusts 60 Domestic bonds 40 Foreign currency 20 bonds Equities 0 FY2021/22 FY2022/23 FY2022/23 FY2023/24 Mar Mar Jun Sep Dec Mar Jun Equities 77.5 78.0 75.7 74.0 74.4 78.0 86.6 Foreign currency bonds 5.1 5.3 5.3 5.4 5.2 5.3 5.7 Domestic bonds1 12.6 13.2 12.7 12.9 12.9 13.2 13.3 Stock investment trusts 10.8 10.2 10.0 9.8 9.7 10.2 11.3 Bond investment trusts 7.5 6.8 7.4 7.2 7.1 6.8 7.2 Foreign investment trusts 1.3 1.2 1.3 1.2 1.2 1.2 1.4 Other2 7.3 7.5 7.1 7.2 7.0 7.5 7.8 Total 122.1 122.2 119.4 117.7 117.5 122.2 133.3 24 1. Including CBs and warrants. 2.                Including annuity insurance.

Retail related data (3) Net inflows of cash and securities1    (billions of yen)    Full year    Quarter                Corporates Individuals    Corporates Individuals    1,200    1,200                900    900                 600    600                300    300             0    0                 -300     -300                 -600     -600                FY2022/23    FY2023/24 FY2021/22 FY2022/23 1Q 2Q 3Q5 4Q 1Q Corporates2 -136 282 125 267 -137 27 108 Individuals3 488 438 376 -369 259 173 106 Total 351 720 500 -102 122 200 214 Inflows of cash                and securities4 4,180 4,057 1,062 921 1,010 1,064 1,033    Cash and securities inflows minus outflows, excluding regional financial institutions. Incudes Corporate section (excluding regional financial institutions) and Japan Wealth Management Group. Includes Retail channels, Net & Call, intermediary, salaried employee business, and Hotto Direct. Retail channels only. Revised figures for FY2022/23 3Q.

Retail related data (4)    Number of accounts    (thousands) FY2021/22 FY2022/23 FY2022/23 FY2023/24 Mar Mar Jun Sep Dec Mar Jun Accounts with balance 5,348 5,353 5,354 5,359 5,352 5,353 5,395 Equity holding accounts 2,955 2,963 2,958 2,957 2,950 2,963 2,943 NISA accounts opened (accumulated)1 1,589 1,632 1,598 1,609 1,625 1,632 1,681 Online service accounts 5,067 5,208 5,102 5,136 5,173 5,208 5,297    New Individual accounts / IT share2    Full year Quarter                (thousands)                FY2022/23 FY2023/24 FY2021/22 FY2022/23                1Q 2Q 3Q 4Q 1Q New individual accounts 201 199 48 48 48 55 60 IT share2                No. of orders 83% 85% 85% 86% 84% 85% 84% Transaction value 59% 59% 59% 60% 58% 59% 58%    Including Junior NISA. Ratio of cash stocks traded via online service.

Investment Management related data (1)

NOMURA

Full year / Quarter

(billions of yen)	FY2021/22	FY2022/23	FY2022/23 1Q	FY2022/23 2Q	FY2022/23 3Q	FY2022/23 4Q	FY2023/24 1Q	QoQ	YoY
Business revenue	119.9	120.7	30.7	29.9	31.4	28.7	**32.5**	**13.2%**	**6.1%**
Investment gain/loss	28.1	7.9	-23.1	-3.7	25.6	9.1	**-6.0**	**-**	**-**
Net revenue	148.0	128.6	7.6	26.2	57.0	37.8	**26.5**	**-29.9%**	**3.5x**
Non-interest expenses	76.5	85.1	19.3	20.6	23.7	21.5	**22.9**	**6.6%**	**18.7%**
Income (loss) before income taxes	71.5	43.5	-11.7	5.6	33.3	16.4	**3.6**	**-77.8%**	**-**

Assets under management by company

(trillions of yen)	FY2021/22 Mar	FY2022/23 Mar	FY2022/23 Jun	FY2022/23 Sep	FY2022/23 Dec	FY2022/23 Mar	FY2023/24 Jun
Nomura Asset Management	69.6	69.1	67.4	66.6	66.5	69.1	**78.0**
Nomura Corporate Research and Asset Management, etc.	3.9	3.9	3.7	3.9	3.8	3.9	**4.7**
Assets under management (gross)[1]	73.5	73.0	71.1	70.5	70.2	73.0	**82.7**
Group company overlap	5.5	5.7	5.5	5.7	5.6	5.7	**6.6**
Assets under management (net)[2]	67.9	67.3	65.6	64.8	64.7	67.3	**76.1**

1. *Total of assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura SPARX Investment , Nomura Mezzanine Partners, Nomura Capital Partners, Nomura Research & Advisory, and Nomura Real Asset Investment.*
2. *Net after deducting duplications from assets under management (gross).*

27

Investment Management related data (2)    Asset inflows/outflows by business1, 2 Full year Quarter                FY2022/23    FY2023/24 (billions of yen) FY2021/22 FY2022/23                1Q 2Q 3Q 4Q 1Q Investment trusts business 1,236 156 478 137 -100 -358 649    of which ETFs 683 -250 323 -5 -347 -221 42 Investment advisory and 830 -916 -928 89 57 -134 1,064 international businesses                Total net asset inflow 2,066 -760 -450 226 -44 -492 1,713    Domestic public investment trust market and Nomura Asset Management market share3    (trillions of yen) FY2021/22 FY2022/23 FY2022/23    FY2023/24 Mar Mar Jun Sep Dec Mar Jun Domestic public investment trusts                Market 163.1 166.2 156.7 155.0 157.2 166.2 187.5 Nomura Asset Management share (%) 27% 27% 27% 27% 27% 27% 27% Domestic public stock investment trusts                Market 148.9 152.2 142.3 140.9 142.7 152.2 171.7 Nomura Asset Management share (%) 25% 25% 26% 25% 25% 25% 25% Domestic public bond investment trusts                Market 14.2 13.9 14.3 14.1 14.5 13.9 15.8 Nomura Asset Management share (%) 44% 44% 44% 44% 44% 44% 43% ETF                Market 61.8 63.3 59.6 57.9 59.2 63.3 72.8 Nomura Asset Management share (%) 44% 44% 44% 44% 44% 44% 44%    1. Based on assets under management (net).    2.    Historical figures have been reclassified following a review in FY2022/23 1Q to the method for measuring assets under management and the flow of funds. 3.                Source Investment Trusts Association, Japan.

Wholesale related data    Full year Quarter                (billions of yen)                FY2022/23 FY2023/24    FY2021/22 FY2022/23                QoQ YoY    1Q 2Q 3Q 4Q 1Q    Net revenue 703.1 772.4 199.0 205.5 189.1 178.8 190.9 6.7% -4.1% Non-interest expenses 628.6 743.0 173.7 185.3 190.9 193.1 188.7 -2.2% 8.7% Income (loss) before income taxes 74.5 29.4 25.3 20.2 -1.9 -14.2 2.1—-91.7%    Breakdown of Wholesale revenues    Full year Quarter                (billions of yen)                FY2022/23 FY2023/24    FY2021/22 FY2022/23                QoQ YoY    1Q 2Q 3Q 4Q 1Q    Fixed Income 326.9 402.4 112.6 115.6 86.7 87.5 97.4 11.3% -13.6% Equities 229.5 253.9 62.6 61.9 67.5 61.8 63.0 2.0% 0.6% Global Markets 556.4 656.3 175.3 177.5 154.3 149.3 160.4 7.4% -8.5% Investment Banking 146.6 116.1 23.7 28.0 34.8 29.6 30.5 3.1% 28.6% Net revenue 703.1 772.4 199.0 205.5 189.1 178.8 190.9 6.7% -4.1%

Number of employees FY2021/22 FY2022/23 FY2022/23 FY2023/24 Mar Mar Jun Sep Dec Mar Jun Japan 15,213 15,131 15,503 15,384 15,282 15,131 15,382 Europe 2,820 2,937 2,811 2,869 2,908 2,937 2,971 Americas 2,257 2,387 2,252 2,358 2,392 2,387 2,426 Asia and Oceania1 6,295 6,320 6,407 6,520 6,634 6,320 6,465 Total 26,585 26,775 26,973 27,131 27,216 26,775 27,244 1. Includes Powai office in India.

Disclaimer This document is produced by Nomura Holdings, Inc. (“Nomura”). Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information. All rights regarding this document are reserved by Nomura unless otherwise indicated. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura. This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (https://www.nomura.com) and on the SEC‘s website (https://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions. Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. The consolidated financial information in this document is unaudited.

Nomura Holdings, Inc. www.nomura.co ssss